February 21, 2024

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Coleman, Ms. Jenifer Gallagher and Mr. Karl Hiller

Re:	U.S. Gold Corp.
Form 10-K for the fiscal year ended April 30, 2023
Filed July 31, 2023
File No. 001-08266

Dear Messrs. Coleman and Hiller, and Ms. Gallagher:

On behalf of U.S. Gold Corp. (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 6, 2024 (the “Comment Letter”) regarding the above-referenced Form 10-K for the fiscal year ended April 30, 2023 that was filed via EDGAR on July 31, 2023 (the “Form 10-K”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Form 10-K

Mineral Reserves and Mineral Resource, page 9

1.	Please expand your resource and reserve disclosures to include the metallurgical recovery, along with the point of reference, to comply with Item 1304(d)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure regarding its mineral resource and mineral reserve estimates to include additional discussion regarding metallurgical recoveries. The revised resource and reserve tables showing the additional disclosure are set forth below. The Company proposes to include this revised disclosure in future filings, beginning with its Annual Report on Form 10-K for the fiscal year ended April 30, 2024.

Davis Graham & Stubbs LLP ▪ 1550 17th Street, Suite 500 ▪ Denver, CO 80202 ▪ 303.892.9400 ▪ fax 303.893.1379 ▪ dgslaw.com

U.S. Securities and Exchange Commission

February 21, 2024

CK Gold Project – Summary of Gold, Copper and Silver Mineral Resources

at April 30, 2023 based on $1,625/oz gold, $3.25/lb copper and $18.00/oz silver

	Mass	Gold (Au)		Copper (Cu)		Silver (Ag)		Au Equivalent (AuEq)
	Tons (000’s)	Oz (000’s)	oz/st	lbs (millions)%		Oz (000’s)	oz/st	Oz (000’s)	oz/st
Measured (M)	1,000	6	0.019	2	0.196	100	0.05	2	0.024
Indicated (I)	10,500	94	0.01	30	0.15	450	0.03	138	0.016
Measured and Indicated (M + I)	11,500	100	0.014	32	0.16	550	0.039	140	0.018

Inferred	22,500	235	0.01	68.3	0.152	323	0.014	357	0.016

(1)	Mineral Resources tabulated at a breakeven cutoff grade of (0.0107 – 0.0088) AuEq oz/st, 0.009 AuEq oz/st average are calculated using metal pricing, operating costs and metallurgical recovery shown in footnotes (4), (5) and (6) below.

(2)	Columns shown above may not sum due to rounding.

(3)	Mineral Resource estimates shown above are reported exclusive of Mineral Reserves.

(4)	Metal contributions are dependent on the mineralization type and the overall recoveries are shown below:

Mineralization Type	Overall Metallurgical Recovery (%)
Gold recovery	70%
Copper recovery	79%
Silver recovery	58%

(5)	Breakeven cutoff grades were estimated using the following operating costs: $7.50/ton milled processing, $1.50/ ton milled G&A, $1.75/ton mined contractor mining.

(6)	Mineral Resources are estimated using metal prices of $1,625/oz gold, $3.25/lb copper, and $18/oz silver.

(7)	Mineral Resources are reported in dry short tons.

U.S. Securities and Exchange Commission

February 21, 2024

CK Gold Project – Summary of Gold, Copper and Silver Mineral Reserves

at April 30, 2023 based on $1,625/oz gold, $3.25/lb copper and $18.00/oz silver

	Mass	Gold (Au)		Copper (Cu)		Silver (Ag)		Au Equivalent (AuEq)
	Tons (000’s)	Oz (000’s))))	oz/st	lbs (millions)%		Oz (000’s)	oz/st	Oz (000’s)	oz/st
Proven Mineral Reserves	29,600	574	0.019	118	0.198	1,440	0.049	757	0.026
Probable Mineral Reserves	40,700	440	0.011	130	0.160	1,220	0.030	679	0.017
Proven and Probable Mineral Reserves	70,400	1,010	0.014	248	0.176	2,660	0.038	1,440	0.020

(1)	Mineral Reserves tabulated at a breakeven cutoff grade of (0.0107 – 0.0088) AuEq oz/st, 0.009 AuEq oz/st average are calculated using metal pricing, operating costs and metallurgical recovery provided in footnotes (3), (4) and (5).

(2)	Columns shown above may not sum due to rounding.

(3)	Metal contributions are dependent on the mineralization type and the overall recoveries are shown below:

Mineralization Type	Overall Metallurgical Recovery (%)
Gold recovery	70%
Copper recovery	79%
Silver recovery	58%

(4)	Breakeven cutoff grades were estimated using the following operating costs: $7.50/ton milled processing, $1.50/ ton milled G&A, $1.75/ton mined contractor mining.

(5)	Mineral Reserves are estimated using long term metal prices of $1,625/oz gold, $3.25/lb copper, and $18/oz silver.

(6)	Mineral Reserves are reported in dry short tons.

U.S. Securities and Exchange Commission

February 21, 2024

Financial Statements

Note 9 – Warrant Liability, page F-18

2.	We understand from your disclosures in the last paragraph on page F-9 and the second paragraph on page F-10 that you have classified warrants issued on March 18, 2022 and April 10, 2023 as liabilities because the warrant agreement provisions may either require net-cash settlement if an event occurs that is not within your control, or provide the counterparty with an option to choose net-cash settlement.

We see that you have among the inputs to your valuation model listed in the tabulations on pages F-18 and F-19 the probability of a “fundamental transaction,” along with the number of years during the exercise period when such an event may occur, and the share price volatility that is assumed to follow. However, this term is not referenced or defined within the Securities Purchase Agreements at Exhibits 10.14 and 10.17, which otherwise appear to be associated with the financing transactions.

Please expand your disclosures to describe the particular warrant provisions that have resulted in your liability classification; and to clarify how a “fundamental transaction” is defined and relevant to the classification and valuation of your warrants.

You may refer to FASB ASC 505-10-50-3 if you require further guidance on the associated disclosure requirements.

Tell us the specific language within the exhibits referenced above that correlates with your assessments, or if there are incremental contractual arrangements that govern the manner of settlement provide those documents for our review.

Please submit the analysis that you performed of the contractual provisions and specific accounting guidance in formulating your view on the classification.

Response: In future filings, beginning with its Form 10-Q for the quarter ended January 31, 2024, the Company will expand its disclosure substantially as described below to identify the particular warrant provisions that necessitate liability classification and will clarify how a “fundamental transaction” is defined and relevant to the classification and valuation of the Company’s warrants.

The Warrant Agreements include a clause whereby the warrant holder may be entitled to receive a net cash settlement upon the completion of a “fundamental transaction.” A fundamental transaction, as defined in the Warrant Agreements, includes (a) any merger or consolidation by and between the Company and another Person, (b) the sale or other disposition by the Company of all or substantially all of its assets, (c) the completion of any tender offer or exchange offer pursuant to which the holders of greater than 50% of the Company’s outstanding common stock has agreed to tender or exchange their securities, and (d) the consummation of a stock purchase agreement or other business combination whereby another Person acquires more than 50% of the outstanding shares of common stock of the Company. In the event of a fundamental transaction, the holder of the warrant has the right to require that the Company purchase the warrant from the holder by paying the holder an amount of cash equal to a valuation based on the Black-Scholes Option Pricing Model reflecting an expected volatility equal to the greater of 100% or the 100-day volatility as of the trading day immediately following the public announcement of the applicable fundamental transaction. This volatility input precludes the Company from applying equity accounting as the warrant holder could receive a net cash settlement value that is greater than a holder of the Company’s common stock. Accordingly, the Company has concluded that liability accounting is required.

The applicable Warrants that include the “fundamental transaction” provision are included as Exhibits 4.5, 4.6 and 4.7 to the Company’s Form 10-K for the fiscal year ended April 30, 2023 (see Section 3(e)).

The Company advises that it will provide to the Staff, on a confidential basis, under separate cover a copy of the analysis that it performed and the specific accounting guidance it relied upon in formulating its view on the classification.

U.S. Securities and Exchange Commission

February 21, 2024

Exhibit 96.1 Technical Report Summary, page E-1

3.	The remaining comments are concerned with various disclosure requirements applicable to the technical report summary. Please discuss these matters with the qualified persons involved in preparing the report and arrange to obtain and file a revised technical report summary that includes all of the required information.

Response: As previously disclosed, the Company is preparing an updated technical report summary in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). The Company anticipates that this report will meet the requirements of either a pre-feasibility study or a feasibility study (the “Updated Technical Report Summary”). The Updated Technical Report Summary, which the Company expects to file during the third calendar quarter of 2024, is expected to contain an updated mineral resource and mineral reserve estimate. Rather than revise and file the technical report summary that was originally filed in December 2021 to provide the additional disclosures requested by the Staff, the Company proposes to cause its qualified persons to include the revised disclosure set forth below (as appropriately updated to reflect new data) in the Updated Technical Report Summary.

Section 6 – Geological Setting, Mineralization and Deposit

Property Geology, page E-15

4.	At least one stratigraphic column and one cross-section of the local geology is required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Response: In compliance with Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K, the Company proposes to cause its qualified person to include in the Updated Technical Report Summary an image similar to the one shown below:

U.S. Securities and Exchange Commission

February 21, 2024

Section 10 – Mineral Processing and Metallurgical Testing

Conclusions and Recommendations, page E-55

5.	The opinion of the qualified person on the adequacy of the metallurgical data for the purposes used is required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Response: As noted in Section 14.3 of the technical report summary, the metallurgical test work described therein provided the basis for the estimation of the recoveries and concentrate grades that were used for purposes of the economic evaluation. In the Updated Technical Report Summary, the Company will cause its qualified person to include a statement confirming that, in the opinion of the qualified person, the metallurgical data described in the Updated Technical Report Summary, is adequate for the purposes of that Updated Technical Report Summary.

Section 11.13 – Reasonable Prospects of Eventual Economic Extraction, page E-79

6.	The qualified person may elect to report resource estimates inclusive of reserves, though in these instances the technical report summary must also include resource estimates exclusive of reserves to comply with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

Response: The Company notes that the mineral resource estimate presented in the body of the Form 10-K correctly excluded mineral reserves in compliance with S-K 1300. The mineral resource estimate included in the technical report summary, however, incorrectly presented mineral resources inclusive of mineral reserves (Tables 1-1, 1-2, 11-13 and 11-14). The Company will ensure that the qualified person presents any mineral resource estimate in the Updated Technical Report Summary exclusive of mineral reserves and includes a footnote to the mineral resource tables so noting.

7.	The operating costs used for the resource cutoff grade calculation should be included with the cutoff grade disclosures; and footnotes to the various resource and reserve tabulations should clarify and distinguish between breakeven and internal or marginal cutoff grades to comply with Item 601(b)(96)(iii)(B)(11)(i) and (iii) of Regulation S-K.

Response: The Company will cause its qualified person to include responsive disclosure - substantially similar to the indicative disclosure presented above in response the Staff’s first comment - in the footnotes to the mineral resource and mineral reserve estimates in the Updated Technical Report Summary.

Section 12 – Mineral Reserve Estimates

Relevant Factors, page E-83

8.	The opinion of the qualified person on how the mineral reserve estimates could be materially affected by risk factors associated with changes to any aspect of the modifying factors is required by Item 601(b)(96)(iii)(B)(12)(vi) of Regulation S-K.

Response: The Company will cause its qualified person to include in the discussion of the mineral reserve estimate in Section 12 an additional statement regarding the qualified person’s opinion regarding the impact of material risk factors as required by Item 601(b)(96)(iii)(B)(12)(vi). The additional discussion will be substantially similar to the discussion that was included in Section 11.15 of the technical report summary. Subject to the inclusion of additional risks that may be identified in the course of preparing the Updated Technical Report Summary, the additional disclosure to be included in the Updated Technical Report Summary is expected to be substantially similar to the following:

“In the opinion of the qualified person, significant factors that could materially affect the Mineral Reserve estimate are:

●	Changes in metals pricing can affect the cutoff grade and, thus, the quantity of estimated mineral reserve.
●	Changes in assumed operating costs affect the cutoff grade and thus the quantity of estimated mineral reserve.
●	Changes to the tonnage and grade estimates may vary as a result of more drilling, new assays and tonnage factor information.
●	Changes in recovery assumptions may change the quantity of the estimated mineral reserve.
●	Assumptions as to the ability to maintain mining claims and surface rights, access to the site, obtain environmental and other regulatory permits and obtain social license to operate may affect the ability to exploit the estimated mineral reserve and therefore impact the quantity of the estimated mineral reserve.”

* * * * *

U.S. Securities and Exchange Commission

February 21, 2024

Should you have additional questions or comments, please contact the undersigned at (303) 892-7348.

Sincerely,

Brian Boonstra
Partner for
DAVIS GRAHAM & STUBBS LLP

cc:	Eric Alexander, Chief Financial Officer, U.S. Gold Corp.